EXHIBIT 99.2
CATALYST PAPER CORPORATION
PROXY
ANNUAL AND SPECIAL MEETING
MARCH 28, 2007
THIS PROXY IS SOLICITED BY THE MANAGEMENT OF CATALYST PAPER CORPORATION
      The undersigned shareholder of Catalyst Paper Corporation (the “Corporation”) hereby appoints R. Keith Purchase of West Vancouver, British Columbia or failing him, Ralph Leverton of Vancouver, British Columbia, or instead of either individual,                                of                                , with full power of substitution as the nominee of the undersigned to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Corporation to be held on March 28, 2007 and at any adjournments thereof. The undersigned specifies that with respect to any of the matters listed below, the shares registered in the name of the undersigned shall on a poll or ballot be voted for or against or not voted by said nominee as so specified.

1.	Election of Directors. The nominees proposed by the management of the Corporation are:

	Thomas S. Chambers	Vote FOR ☐	WITHHOLD Vote ☐
	Gary Collins	Vote FOR ☐	WITHHOLD Vote ☐
	Michel Desbiens	Vote FOR ☐	WITHHOLD Vote ☐
	Benjamin C. Duster, IV	Vote FOR ☐	WITHHOLD Vote ☐
	Neal P. Goldman	Vote FOR ☐	WITHHOLD Vote ☐
	Denis Jean	Vote FOR ☐	WITHHOLD Vote ☐
	Jeffrey G. Marshall	Vote FOR ☐	WITHHOLD Vote ☐
	Amit B. Wadhwaney	Vote FOR ☐	WITHHOLD Vote ☐

2.	Appointment of KPMG LLP, Chartered Accountants, as auditors	Vote FOR ☐	WITHHOLD Vote ☐

3.	Amendment to the Corporation’s Stock Option Plan (the “Plan”) to (i) permit future amendments to the Plan in limited, specified circumstances without shareholder approval; (ii) to provide for an automatic extension of an option period where the term of that option would otherwise expire during or within two business days after a Corporation-imposed blackout period; and (iii) to increase the maximum number of Common Shares of the Corporation that may be reserved for issuance on exercise of options that may be granted under the Plan from 10,000,000 to 12,000,000	Vote FOR ☐	Vote AGAINST ☐

4.	Adoption of the Corporation’s 2007 Restricted Share Unit Plan	Vote FOR ☐	Vote AGAINST ☐
      With respect to any amendment or variations to the matters listed above or identified in the Notice of Annual and Special Meeting and any other matters which may properly come before the Meeting, the undersigned confers discretionary authority on the person voting on behalf of the undersigned to vote in accordance with the best judgment of that person.

DATED the _________ day of _____________ , 2007.	Signature of Shareholder

Notes:

1.	This proxy form must be signed and dated in the space set forth above by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer, or attorney thereof. If this proxy form is not dated in the space set forth above, it will be deemed to bear the date on which it was mailed by management of the Corporation, who are making the solicitation of this proxy form.

2.	Proxies must be delivered to the Corporation’s head office, 16th Floor, 250 Howe Street, Vancouver, British Columbia V6C 3R8 or to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, in either case prior to 2:00 p.m. Vancouver time on March 26, 2007. A self-addressed envelope is enclosed.

3.	Your name and address are recorded as shown on the back hereof. If incorrect, please correct.